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November 9, 2021

BY EMAIL

Kevin J. Perra, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
email: kperra@proskauer.com

Re: False Statement Made by Comtech Telecommunications Corp. in Press Release and Current Report on Form 8-K, dated October 25, 2021

Dear Mr. Perra:

As you know, we represent Outerbridge Capital Management, LLC (together with its affiliates, "Outerbridge"), which beneficially owns approximately 4.9% of the outstanding shares of common stock of Comtech Telecommunications Corp. ("Comtech" or the "Company"), in connection with Outerbridge's nomination of director candidates for election to the Company's Board of Directors (the "Board") at the upcoming 2021 Annual Meeting of Stockholders (the "Annual Meeting"). We are writing to you regarding a false and misleading claim made by the Company in its Press Release issued and filed with the Securities and Exchange Commission (the "SEC") on Form 8-K on October 25, 2021 (the "Press Release") regarding a certain statement made by Outerbridge in its October 25, 2021 open letter to the Board (the "Board Letter") commenting on the Company's preferred stock transaction (the "Preferred Stock Transaction") with White Hat Capital Partners LP and Magnetar Capital LLC (collectively, the "Investors").

Specifically, the Company improperly alleges in the Press Release that Outerbridge issued a false statement in the Board Letter regarding the voting rights of the Investors and related voting standard for the election of the Investors' Board designee (the "Preferred Stock Director"). The Company's statement is clearly false and misleading in violation of Rule 14a-9 ("Rule 14a-9") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We demand that the Company immediately retract the false statement in its Press Release regarding Outerbridge and otherwise issue corrective disclosure. The relevant portions of the Board Letter and Press Release are copied below for reference.

Outerbridge Board Letter:

"Additionally, based on the Company's filings, it appears that only the holders of preferred shares will have the opportunity to vote on Mr. Quinlan's candidacy at annual meetings of stockholders – meaning that common shareholders will have no voting input on his election."

Comtech Press Release:

"Additionally, to correct another false statement from Outerbridge, the holders of common shares actually vote side-by-side with the holders of preferred shares, as a single class, on the election of the director candidate nominated by holders of preferred shares."

Contrary to what the Company falsely alleges, Outerbridge's statement regarding the voting standard of the Preferred Stock Director is accurate based on the plain text of the Certificate of Designation of the Company's Series A Convertible Preferred Stock (the "Certificate") issued in connection with the Preferred Stock Transaction, which was filed with the SEC on October 22, 2021. Specifically, Section 9(d)(iii) of the Certificate reads as follows:

"(iii)   *Voting Standard for the Election of Preferred Stock Directors*. At any meeting in which the Convertible Preferred Stock is entitled to elect any Preferred Stock Director (including to fill any vacancy in the office of any Preferred Stock Director), the presence, in person or by proxy, of Holders representing at least a majority of the outstanding shares of Convertible Preferred Stock will constitute a quorum for such matter. **The affirmative vote of a majority of the shares of Convertible Preferred Stock so present at such a meeting at which a quorum is present will be sufficient to elect the Preferred Stock Director(s)."** (Emphasis added).

The Certificate clearly states that the Preferred Stock Director is elected by the Preferred Stockholders (i.e. the Investors). Outerbridge's statement in the Board Letter was therefore correct and accurate based on the clear text of the language and voting standard set forth in the Certificate. The Company's statement in the press Release is not only patently false and materially misleading but is harmful to Outerbridge's reputation and efforts to elect its highly-qualified nominees to the Board at the upcoming Annual Meeting. In fact, in a filing the Company recently made with the Delaware Court of Chancery in *Franchi v. Kornberg*, C.A. No. 2021-0919-JRS (Del. Ch. 2021), the Company effectively admitted and acknowledged that the statement in Outerbridge's Board Letter was correct based on the language of the Certificate. In the Company's Opposition to Plaintiff's Motion to Expedite, dated November 5, 2021, the Company states that the Investors' "'election' right rather than nomination right" in the Certificate was "an obvious scrivener's error."

Without debating the veracity of the Company's claims regarding any intentions while drafting the applicable provisions of the Certificate and any subsequent knowledge of this "error", the Company is now aware, as we have been the entire time, that Outerbridge did not make any false statements in the Board Letter, as improperly claimed by the Company in the Press Release. The Company has demonstrated a troubling pattern of disseminating false and misleading information to stockholders regarding its engagement with Outerbridge and Outerbridge's intentions, the Press Release being just one of the numerous troubling examples. This false and misleading information can have a material negative impact on stockholders' voting decisions at the upcoming contested Annual Meeting. Accordingly, we demand that the Company immediately retract *its own false statement* and otherwise issue corrective disclosure. We remind you that such statement is in clear violation of Rule 14a-9, which prohibits the use of false or misleading statements in connection with a solicitation of proxies.

In addition, we note that while the Company has been filing its press releases – which contain communications to stockholders related to the upcoming Annual Meeting – on Form 8-Ks, the Company has failed to timely file *any* of these press releases on Form DEFA14A in direct violation of Rule 14a-12 of the Exchange Act. Rule 14a-12(b) provides, in relevant part, "[a]ny soliciting material published, sent or given to security holders in accordance with paragraph (a) of this section must be filed with the Commission no later than the date the material is first published, sent or given to security holders .… The soliciting material must include a cover page in the form set forth in Schedule 14A (§ 240.14a-101) and the appropriate box on the cover page must be marked." Accordingly, any press release or other communication published by the Company that includes information related to Outerbridge or otherwise in connection with the upcoming Annual Meeting should have been filed on Form DEFA14A on the same day it was released. There are at least two press releases, one dated October 6, 2021 and another dated October 25, 2021, issued by Comtech which contain the "Participant" information required by Rule 14a-12, yet there was no corresponding Form DEFA14A filed on either of those dates. This is yet another example of the Company failing to adhere to best practices when it comes to communicating with stockholders and the market at large.

Notwithstanding anything contained herein, Outerbridge reserves all rights to take any actions that it believes are necessary to protect the best interests of Comtech stockholders and to ensure a fair election contest at the upcoming Annual Meeting.

Very truly yours,

/s/ Meagan Reda

Meagan Reda

cc: Rory Wallace, Outerbridge Capital Management, LLC
        Andrew Freedman, Olshan Frome Wolosky LLP